UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2020

Commission File Number: 001-38673

Arco Platform Ltd.

(Exact name of registrant as specified in its charter)

Rua Augusta 2840, 9th floor, suite 91

Consolação, São Paulo – SP

01412-100, Brazil
+55 (11) 3047-2655

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TABLE OF CONTENTS

EXHIBIT
99.1	Positivo Soluções Didáticas - Unaudited Interim Condensed Combined Carve-Out Financial Statements as of October 31, 2019 and for the ten months ended October 31, 2019 and 2018
99.2	Arco Platform Limited - Unaudited Pro Forma Condensed Consolidated Financial Information for the year ended December 31, 2019

INCORPORATION BY REFERENCE

This current report on Form 6-K is incorporated by reference in our registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission, or the SEC, on October 18, 2019 (File No. 333-234215), and shall be deemed to be a part thereof from the date on which this current report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arco Platform Ltd.

By:	/s/ Ari de Sá Cavalcante Neto
	Name:	Ari de Sá Cavalcante Neto
	Title:	Chief Executive Officer

Date: June 2, 2020